UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT N0. 0)

Sailpoint Technologies Holdings Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

78781P105
(CUSIP Number)

October 22, 2020
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
     |_| Rule 13d-1(b)
     |X| Rule 13d-1(c)
     |_|Rule 13d-1(d)


CUSIP NO. 78781P105
1 Name Of Reporting Persons
Investment Adviser: HMI Capital, LLC

2 Check The Appropriate Box If A Member Of A
    Group (See Instructions)
(a)  |_|
(b)  |_|

3 SEC Use Only

4 Citizenship Or Place Of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting With

5 Sole Voting Power
0

6 Shared Voting Power
5,543,273

7 Sole Dispositive Power
0

8 Shared Dispositive Power
5,543,273

9 Aggregate Amount Beneficially Owned By Each Reporting Person
5,543,273

10 Check If The Aggregate Amount In Row (9) Excludes Certain
Shares
Not Applicable

11 Percent Of Class Represented By Amount In Row 9
6.11%

12 Type Of Reporting Person (See Instructions)
IA


CUSIP NO. 78781P105
1 Name Of Reporting Persons
Fund: HMI Capital Partners, L.P.

2 Check The Appropriate Box If A Member Of A
    Group (See Instructions)
(a)  |_|
(b)  |_|

3 SEC Use Only

4 Citizenship Or Place Of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting With

5 Sole Voting Power
0

6 Shared Voting Power
5,097,086

7 Sole Dispositive Power
0

8 Shared Dispositive Power
5,097,086

9 Aggregate Amount Beneficially Owned By Each Reporting Person
5,097,086

10 Check If The Aggregate Amount In Row (9) Excludes Certain
Shares
Not Applicable

11 Percent Of Class Represented By Amount In Row 9
5.62%

12 Type Of Reporting Person (See Instructions)
PN


Item 1 (a). Name of Issuer:
Sailpoint Technologies Holdings Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:
                          11120 Four Points Drive, Ste. 100
                          Austin, TX 78726

Item 2
(a). Name of Person Filing:
HMI Capital, LLC
HMI Capital Partners, L.P.

Item 2
(b). Address of Principal Business Office:
The principal address of HMI Capital, LLC and HMI Capital
Partners, L.P. is 555 California Street, Suite 4900,
San Francisco, CA 94104.

Item 2(c). Citizenship:  United States

Item 2(d).Title of Class of Securities: Common Stock

Item 2
(e). CUSIP Number:  78781P105

Item 3.If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)
|_|Broker or dealer registered under Section 15 of the Act.
(b)
|_|Bank as defined in Section 3(a)(6) of the Act.
(c)
|_|Insurance company as defined in Section 3(a)(19) of the
Act.
(d)
|_|Investment company registered under Section 8 of the
Investment Company Act.
(e)
|x|An investment adviser in accordance with Rule 13d-
1(b)(1) (ii)(E);
(f)
|_|An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)
|_|
A parent holding company, in accordance with Rule 13d-
1(b)(ii)(G);
(h)
|_|A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)
|_|A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)
|_|Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not Applicable

Item 4. Ownership.

HMI Capital, LLC

(a) Amount beneficially owned:  5,543,273

(b) Percent of Class:  6.11%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  0

(ii) Shared power to vote or to direct the vote:
5,543,273

(iii) Sole power to dispose or to direct the disposition
of:  0

(iv) Shared power to dispose or to direct the disposition
of:  5,543,273

HMI Capital, L.P.

(a) Amount beneficially owned:  5,097,086

(b) Percent of Class:  5.62%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:  0

(ii) Shared power to vote or to direct the vote:  5,097,086

(iii) Sole power to dispose or to direct the disposition
of:  0

(iv) Shared power to dispose or to direct the disposition
of:  5,097,086

Item 5.Ownership of Five Percent or Less of a Class:
Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of
Another Person:  Not Applicable

Item 7. Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the Parent
Holding Company:  Not Applicable

Item 8. Identification and Classification of Members of the
Group:  Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having the purpose or effect.

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 2, 2020

HMI Capital, LLC

By: Emily M. Brakebill
Name: Emily M. Brakebill
Title: Partner

HMI Capital Partners, L.P.

By: HMI Capital, LLC, its General Partner

By: Emily M. Brakebill
Name: Emily M. Brakebill
Title: Partner